Exhibit 99.18

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2010 (the “Form 40-F”), I, Greg Walker, P. Geo., Senior Manager, Resource Estimation of Yamana, hereby consent to the use of my name in connection with the reference to the mineral resource estimates for Suruca at the Chapada Mine and for the Mercedes Project and the mineral reserve estimates for the Mercedes Project as at December 31, 2010 (the “Estimates”) and the report entitled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 7, 2011 (the “Report”) and to the inclusion of references to and summaries of the Estimates and the Report (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-158343) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

YAMANA GOLD INC.

By:	/s/ Greg Walker
Name:	Greg Walker, P. Geo.
Title:	Senior Manager, Resource Estimation

Date: March 31, 2011